Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX” or the “Company”)

FILING OF ANNUAL REPORT ON FORM 20-F WITH THE UNITED STATES SECURITIES EXCHANGE COMMISSION (“SEC”)

MiX shareholders are advised that the Company has on Wednesday, 29 June 2016, filed its U.S. annual report on Form 20-F with the SEC.

A copy of the annual report filed on Form 20-F with the SEC can viewed on the Company’s website, www.mixtelematics.com under Investor Information – SEC filings.

29 June 2016

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